UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2011

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, negative effects of the global financial crisis and European debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional financing and  the operation of the new BOPET production line, its timely delivery by its production line equipment supplier, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the change of the major shareholders. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 10, 2011, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2011.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)

	Notes	June 30, 2011		December 31, 2010
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		78,446	12,137	171,227
Restricted cash		88,689	13,721	1,314
Accounts and bills receivable, net	3	34,364	5,317	25,482
Inventories	4	43,217	6,686	52,577
Advance to suppliers		5,370	831	10,974
Prepayments and other receivables		30,063	4,651	540
Deferred tax assets - current		745	115	1,344
Total current assets		280,894	43,458	263,458

Plant, properties and equipment, net	5	299,613	46,355	284,891
Construction in progress	6	169,698	26,255	197,193
Lease prepayments, net	7	20,309	3,142	21,024
Advance to suppliers - Long term		4,116	637	2,787
Goodwill		10,276	1,590	10,276
Long-term deposit	8	16,760	2,593	16,760
Deferred tax assets - non current		1,692	262	1,763

Total assets		803,358	124,292	798,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	173,501	26,843	142,000
Accounts payables		18,328	2,836	14,296
Advance from customers		9,308	1,440	37,291
Accrued expenses and other payables		8,875	1,373	20,993
Deferred tax liabilities		1,816	281	1,822
		211,828	32,773	216,402
Long-term loan	9	10,000	1,547	30,000

Total liabilities		221,828	34,320	246,402

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,061	13,323
Additional paid-in capital		311,907	48,257	311,907
Statutory reserve		35,195	5,445	35,195
Retained earnings		220,697	34,145	190,933
Cumulative translation adjustment		1,211	187	1,186
Total shareholders’ equity		582,333	90,096	552,544
Non-controlling interest		(803)	(124)	(794)
Total equity		581,530	89,972	551,750
Total liabilities and equity		803,358	124,292	798,152

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2011		2010	2011		2010
	RMB	US$	RMB	RMB	US$	RMB

Net sales	137,316	21,245	110,319	311,470	48,189	198,774
Cost of sales	(114,789)	(17,760)	(90,648)	(243,807)	(37,721)	(166,337)

Gross profit	22,527	3,485	19,670	67,663	10,468	32,437

Operating expenses
Selling expenses	(4,945)	(765)	(4,159)	(9,039)	(1,399)	(7,555)
Administrative expenses	(7,242)	(1,120)	(12,896)	(18,878)	(2,920)	(20,425)
Total operating expenses	(12,187)	(1,885)	(17,055)	(27,917)	(4,319)	(27,980)

Operating income	10,340	1,600	2,615	39,746	6,149	4,457

Other income (expense)
- Interest income	525	81	157	1,076	167	171
- Interest expense	(2,427)	(376)	(2,669)	(4,727)	(731)	(4,287)
- Others income, net	(132)	(20)	(180)	(236)	(37)	(136)

Total other income (expense)	(2,034)	(315)	(2,692)	(3,887)	(601)	(4,251)

Income before income tax benefit (expense)	8,306	1,285	(77)	35,859	5,548	205

Income tax benefit (expense)	(2,191)	(339)	42	(6,104)	(944)	23

Net Income (loss)	6,115	946	(35)	29,756	4,604	228

Net loss attributable to noncontrolling interests	(5)	(1)	(32)	(9)	(1)	(69)
Net income (loss) attributable to the Company	6,120	947	(3)	29,764	4,605	297

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	12	2	-	17	2	-
- Foreign currency translation adjustments attributable to the Company	18	3	-	6	2	(16)

Comprehensive income (loss) attributable to non-controlling interest	7	1	(32)	8	1	(69)
Comprehensive income attribute to the Company	6,138	950	(3)	29,770	4,607	281

Earnings per share, Basic and diluted	0.47	0.07	(0.0002)	2.28	0.35	0.02
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)

	Period Ended June 30, 2011		Period Ended June 30, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income	29,756	4,604	228
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
- Depreciation of property, plant and equipment	18,868	2,919	18,158
- Amortization of intangible assets	227	35	227
- Deferred income taxes	664	103	(23)
- Bad debt expense (recovery)	(5,638)	(872)	(2)
- Accounts receivable	(9,130)	(1,413)	(8,502)
- Inventories	9,360	1,448	5,682
- Advance to suppliers	5,605	867	(2,670)
- Prepaid expenses and other current assets	(23,184)	(3.587)	87
- Accounts payable	4,032	624	(4,147)
- Accrued expenses and other payables	(8,153)	(1,262)	5,922
- Advance from customers	(27,983)	(4,329)	613
- Tax payable	(3,816)	(590)	1,610

Net cash provided by (used in) operating activities	(9,392)	(1,453)	17,184

Cash flow from investing activities
Addition of property, plant and equipment	(33,556)	(5,192)	(1,234)
Restricted cash related to trade finance	(87,383)	(13,519)	12,041
Advanced to suppliers - non current	(1,329)	(206)	910
Subtraction to construction in progress	27,495	4,254	1,114

Net cash provided by (used in) investing activities	(94,773)	(14,663)	12,832

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,083)	(16,179)
Proceeds from short-term bank loans	18,501	2,862	10,000

Net cash provided by (used in) financing activities	11,501	1,779	(6,179)

Effect of foreign exchange rate changes	(116)	575	(26)

Net increase (decrease) in cash and cash equivalent	(92,780)	(13,760)	23,810

Cash and cash equivalent
At beginning of period	171,227	25,897	26,804
At end of period	78,446	12,137	50,615

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,727	731	4,441
Income tax paid	8,456	1,308	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the six-month period ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year ended December 31, 2011.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is the Renminbi (“RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of comprehensive income.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB88,689 (US$13,721) and RMB1,314 (US$199) as of June 30, 2011 and December 31, 2010, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average-weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory markdown is classified in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined as contribution plans) are charged to expense as and when the related employee service is provided.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

Business Combinations:   In December 2010, the FASB issued amended guidance related to Business Combinations. The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will assess the impact of these amendments on its consolidated financial statements if and when an acquisition occurs.

Intangibles-Goodwill and Other:   In December 2010, the FASB issued amended guidance related to Intangibles-Goodwill and Other. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Subsequent Events:  The FASB has issued amended guidance for subsequent events. The amendment removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC's literature. All of the amendments were effective upon issuance (February 24, 2010). The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements:  In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  ASU 2011-04 attempts to improve the comparability of fair value measurements disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  Amendments in ASU 2011-04 clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures.  The amended guidance is effective for interim and annual periods beginning after December 15, 2011. As the impact of the guidance is primarily limited to enhanced disclosures, the Company does not believe that this will have a material impact on its consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables: In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 amends the guidance with ASC Topic 310, “Receivables” to facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 also require an entity to provide additional disclosures such as a roll-forward schedule of the allowance for credit losses on a portfolio segment basis, credit quality indicators of financing receivables and the aging of past due financing receivables followed by The Company is required to adopt ASU No. 2010-20 as of December 15, 2010. The Company does not believe that this will have a material impact on its consolidated financial statements.

Comprehensive income: In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amendments provide an entity with an option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance is effective for fiscal years, and interim periods within those years beginning after December 15, 2011 and should be applied on a retrospective basis. As the amendments are limited to presentation only, the Company does not believe that this will have a material impact on its consolidated financial statements.

Reclassifications

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform with reporting classifications of the current year periods.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 3 - ACCOUNTS RECEIVABLES

Accounts receivables as of June 30, 2011 and December 31, 2010, consist of the following:

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
Accounts receivable	20,416	3,159	7,097
Less: Allowance for doubtful accounts	(2,387)	(369)	(2,140)
	18,029	2,790	4,957
Bills receivable	16,335	2,527	20,525

	34,364	5,317	25,482

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

 Inventories as of June 30, 2011 and December 31, 2010 consist of the following:

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
Raw materials	20,991	3,248	25,254
Work-in-progress	1,854	287	1,419
Finished goods	22,146	3,426	27,634
Consumables and spare parts	804	124	849
Inventory—impairment	(2,578)	(399)	(2,578)

	43,217	6,686	52,577

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
Buildings	44,869	6,942	44,398
Plant and equipment	449,114	69,485	417,696
Computer equipment	2,165	335	1,602
Furniture and fixtures	8,158	1,262	6,958
Motor vehicles	2,280	353	1,906
	506,586	78,377	472,561
Less: accumulated depreciation	(206,973)	(32,022)	(187,670)
	299,613	46,355	284,891

Total depreciation for the six-month periods ended June 30, 2011 and 2010 was RMB19,303 (US$2,987) and RMB18,756 (US$2,766), respectively. For the three-month periods ended June 30, 2011 and 2010, depreciation expenses were RMB10,387 (US$1,607) and RMB8,887 (US$1,310), respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB169,698 (US$26,255) ended June 30, 2011, and RMB197,193 (US$29,824) ended December 31, 2010, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

As of June 30, 2011 and December 31, 2010, lease prepayments consist of the following:

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
Lease prepayment – non-current	20,309	3,142	20,570
Lease prepayment – current	454	70	454
	20,763	3,212	21,024

Amortization of land use rights for the six months ended June 30, 2011 and 2010 was RMB227 (US$35) and RMB227 (US$33), respectively. Amortization of land use rights for the three months ended June 30, 2011 and 2010 was RMB113 (US$18) and RMB113 (US$17), respectively.

Amortization expenses for the next five years after June 30, 2011 are as follows:

	RMB	US$
1 year after	454	70
2 years after	454	70
3 years after	454	70
4 years after	454	70
5 years after	454	70
Thereafter	18,493	2,861

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 8 – LONG-TERM DEPOSIT (continued)

According to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn would be regarded as investment payment after all parties entered into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd. (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion (“Supplementary Agreement”) which extended the duration of former agreement to two (2) years that is, Shandong Fuwei has the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction shall be subject to the approval from the board of directors and shareholder meeting of Joyinn. In the year ended December 31, 2010, the Company impaired the deposit amount by RMB4,240 (US$641). The impairment was determined based on an independent appraisal study. As of June 30, 2011, the total amount of the deposit was RMB16,760 (US$2,593).

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS

Lender	Interest rate	June 30, 2011		December 31, 2010
	per annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- June 8, 2010 to June 7, 2011	6.666%	-	-	67,000
- June 7, 2010 to June 6, 2011	6.666%	-	-	70,000
- May 25, 2011 to May 7, 2012	7.57%	30,000	4,641	-
- May 25, 2011 to May 14, 2012	7.57%	35,000	5,415	-
- May 25, 2011 to May 21, 2012	7.57%	35,000	5,415	-
- May 30, 2011 to April 17, 2012	7.57%	30,000	4,641	-
- April 26, 2011 to April 25, 2012	4.2725%	18,501	2,862	-

Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	5,000	774	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,547	-
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,547	-

LONG-TERM LOANS
Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.12%	10,000	1,547	10,000
		183,501	28,390	172,000

Notes:

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of June 30, 2011 and December 31, 2010 was 6.75% and 5.14% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 9-SHORT-TERM AND LONG-TERM BANK LOANS (continued)

The Company obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130,000 (US$20,113), including: (i) RMB30,000 (US$4,641) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35,000 (US$5,415) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30,000 (US$4,641) on May 30, 2011, maturing on April 17, 2012. The Company repaid Bank of Communications the proceeds of RMB7,000 (US$1,083) at the end of January 2011. The Company repaid RMB60,000 (US$9,283) and RMB70,000 (US$10,830) to Bank of Communications Co. Ltd. at the end of May 2011,with respect to the loans maturing on June 7, 2011 and June 6, 2011, respectively. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of June 30, 2011, the effective interest rate is 7.57%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a €2,006 Euros prepayment to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of €2,006 Euros to Shandong Fuwei, with a term starting on from April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%.

The Company entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10,000 (US$1,547), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,547), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000 (US$774), effective on December 2, 2008, with a maturity date of December 2, 2011.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10,000 (US$1,547) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$518) per year with the remaining principal balance of RMB3,300 (US$511) due in 2017. The annual interest rate is 6.12%. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after June 30, 2011 are as follows:

	RMB	US$
1 year after	-	-
2 years after	-	-
3 years after	-	-
4 years after	3,350	518
5 years after	6,650	1,029

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 10-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes consists of the following for the six-month periods ended June 30, 2011 and 2010:

	June 30, 2011		June 30, 2010
	RMB	US$	RMB
Cayman Islands current income tax benefit (expense)	-	-	-

PRC current income benefit (expense)	(5,440)	(842)	-
Deferred tax benefit (expense)	(664)	(102)	23

Total provision for income tax	(6,104)	(944)	23

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	June 30, 2011	June 30, 2010
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Exempt from income tax due to tax holidays	0%	0%
Tax expense at actual rate	15%	15%

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

United States Tax

The Company’s subsidiary Fuwei Films USA, LLC located in South Carolina, which was established on April 23, 2009, did not record any income tax expenses due to net losses during the period ended June 30, 2011. The actual tax benefit differs from the expected tax benefit computed by applying the United States aggregate corporate tax rate of 39% to loss before income taxes as follows for the period ended June 30, 2011:

	June 30, 2011	June 30, 2010
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	5%	5%
Changes in valuation allowance	(39)%	(39)%
Total	-	-

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 10-INCOME TAX (continued)

PRC Tax

Effective January 1, 2008, the new Enterprise Income Tax (“EIT”) law of the PRC replaced the existing tax laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two-year tax exemption and three-year 50% tax reduction tax holiday for production-oriented FIEs was also eliminated as of that date. In addition, the PRC has designated a 15% tax rate for encouraged “high-tech” companies. Shandong Fuwei was designated a high-tech company in December 2008, which is effective from December 5, 2008, for a term of 3 years, and has been subject to an income tax rate of 15% pursuant to the applicable EIT law of the PRC. In 2011, the Company intends to apply for a review of the designated tax rate for Shandong Fuwei.

Income Tax Rate Reconciliation

Income tax expense reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the six months ended June 30, 2011 and 2010 for the following reasons:

	June 30, 2011		June 30, 2010
	RMB	US$	RMB
Income before income taxes	35,859	5,548	205

Computed “expected” tax expense	9,067	1,403	63
Non-taxable income	-	-	(63)
Tax holiday	(3,627)	(561)	-
Tax rate differential of other tax jurisdictions	664	102	(23)

Actual income tax expenses (benefit)	6,104	944	(23)

Deferred Income Taxes

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) as of June 30, 2011 and December 31, 2010 are presented below.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 10-INCOME TAX (continued)

	June 30, 2011		December 31, 2010
	RMB	US$	RMB
Current
Accounts receivable	358	55	321
Other receivables	-	-	636
Inventory impairment	387	60	387
	745	115	1,344
Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	1,692	262	1,763
Construction in progress, principally due to capitalized interest	(1,417)	(219)	(1,417)

Lease prepayments, principally due to differences in charges	(399)	(62)	(404)
	(124)	(19)	(58)

Net deferred income tax assets	622	96	1,286

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately RMB14,047 prior to 2031. The net income before taxation for the Company for the year ended December 31, 2008 was RMB21,124, net loss before taxation for the year ended December 31, 2009 was RMB23,024, and net income before taxation for the year ended December 31, 2010 and June 30, 2011 were RMB50,754 and RMB35,859 (US$5,548). Based upon the level of historical performance of the Company, management believes the deferred tax assets are realizable.

Uncertainly in Income Taxes

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 10-INCOME TAX (continued)

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of June 30, 2011 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of June 30, 2011, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

NOTE 11- EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock as of June 30, 2011, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share was RMB2.28 (US$0.35) and RMB0.02 (US$0.003) for the six-month periods ended 2011 and 2010.

Basic and diluted earnings per share was RMB0.47 (US$0.07) for the three-month period ended June 30, 2011 and basic and diluted net loss per share was RMB0.0002 (US$0.00003) for the three-month period ended June 30, 2010.

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock options are exercisable at an exercise price equal to US$10.35 per ordinary share and expire on December 22, 2011. The stock options and ordinary shares underlying the stock options may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months from the effective date.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 12 - STOCK OPTION PLAN (continued)

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26
Expected dividends	0.00
Expected term (in years)	5
Risk-free rate	4.56

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of June 30, 2011, there was no unrecognized compensation costs related to unvested stock options.

The following is a summary of the stock option activity:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2010	187,500	$10.35	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, June 30, 2011	187,500	$10.35

The following is a summary of the status of options outstanding on June 30, 2011:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	0.50	$10.35	187,500	$10.35

NOTE 13 – CONTINGENCIES

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 13 – CONTINGENCIES (continued)

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO, during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint also alleged the defendants by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders. The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei Films’ March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 13 – CONTINGENCIES (continued)

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei Films’ alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei Films, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in a mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle.

On September 16, 2010, subject to the Court’s approval, Plaintiffs agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters.  Fuwei Films agreed to contribute US$1.0 million towards the settlement.  The signed settlement agreement was submitted to the Court for its preliminary approval.  On January 4, 2011, the Court preliminarily approved the settlement, directed that notice be given to the class, and set a fairness hearing for April 27, 2011.

In accordance with the settlement agreement, the Company deposited US$0.8 million into the Securities Litigation Settlement Fund Account in January 2011.

On April 27, 2011, the Court approved the settlement of the class action at the fairness hearing and dismissed the action with prejudice. Pursuant to the terms of the settlement agreement, the Company paid the remaining US$0.2 million into the Securities Litigation Settlement Fund Account on May 10, 2011.

As of December 31, 2010, the Company accrued US$1.0 million liability in connection with this litigation excluding the defense expenses.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 14 – OTHER EVENTS

Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), a German equipment supplier, entered into a renewed BOPET equipment purchase contract on March 30, 2011 (“Contract”), to purchase equipment for its thick film BOPET production line. The products of the new production line, with a designed annual capacity of 23,000 metric tons and thickness ranging from 38 to 250µm, will be widely used in electronics, electrical and solar energy industries, including TFT-LCD. Pursuant to the terms of the contract, the total purchase price is €16,450 Euros (US$23,672) with a delivery date of June 2, 2012 to July 14, 2012. The original contract between Shandong Fuwei and Dornier to purchase equipment for the Company’s thick film BOPET production line was entered into on January 20, 2007, as amended on February 2, 2007. However, as a result of Shandong Fuwei’s inability to pay the balance of the purchase price, the contract was cancelled and the construction of the production line was suspended.

Pursuant to the terms of the Contract, Shandong Fuwei made a down payment of € 2,006 Euros (US$2,887) on April 26, 2011, and on June 22, 2011, Shandong Fuwei issued a Letter of Credit in the amount of € 10,700 Euros (US$15,397) to Dornier.

On July 22, 2011, Shandong Fuwei and Dornier entered into a supplementary agreement to the Contract entered into on March 30, 2011, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 30, 2012 and April 21, 2012, three months earlier than the original Contract delivery date. In addition, pursuant to the supplementary agreement, there were certain modifications to design of the production line in addition to changes in the total price of the production line which was increased by €403 Euros (US$580) and the total contract price was increased to €16,853 Euros (US$24,250).

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted over 10% of the total net revenue for the six-month periods ended June 30, 2011 and 2010.

One vendor provided approximately 44.0% of the Company’s raw materials for the three months ended June 30, 2011. The Company had RMB2,621 (US$406) advance to the vendor as of June 30, 2011. Two vendors provided approximately 55.5% of the Company’s raw materials for the six months ended June 30, 2010 with each vendor accounting for about 43.0% and 12.5%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first half of 2011, the sales price of BOPET film products in the Chinese market decreased, largely due to an increase in available supply than demand in the market, and the rapid increase in new capacity of international BOPET producers, including China and India. In addition, the price of raw material has increased since the first quarter of 2011. Even though there was a slight reduction in the price of raw materials due to less demand from downstream clients and decline of crude oil prices, the decrease in price is far less than the decline of the sales price of BOPET film products. However, because the orders for the second quarter were obtained one to three months in advance, and because of the strong performance in the first quarter of 2011, the negative influence of the price decline in the overseas market on our performance will happen a few moths late. In addition, the sales increase of our specialty products resulted in our good performance in the first half of 2011 which was significantly higher than the same period in the previous year.

With the continued decrease in demand, we are challenged with more competitors whose capacity is enhanced in the domestic BOPET films market. And the competition in global BOPET industry will be even more intense in 2011. Additionally, as noted above, the price of raw materials has continued to be high which has adversely affected our sales and profitability. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease significantly.

Additionally, some countries such as the United States of America and Republic of Korea are currently resorting to trade protection against Chinese manufacturers, using anti-dumping investigations and imposing anti-dumping duties, which also adversely affect our exports to those countries.

Results of operations for the six-month periods ended June 30, 2011 compared to June 30, 2010

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2011	June 30, 2010
	(as % of Revenue)
Gross profit	21.7	16.3
Operating expenses	(9.0)	(14.1)
Operating income	12.8	2.2
Other income (expense)	(1.2)	(2.1)
Income tax benefit (expense)	(2.0)	(0.01)
Net income (loss)	9.6	0.1

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2011 were RMB311.5 million (US$48.2 million), compared to RMB198.8 million (US$29.3 million) during the same period in 2010, representing a 56.7% increase, mainly due to the rise of sales prices.

The sales of specialty films during the six-month period ended June 30, 2011 were RMB79.5 million (US$12.3 million), reflected 25.5% of total net sales as compared to 12.5 % in the same period of 2010, an increase of 13.0% compared to the same period last year. The increase was largely attributable to the increase in demand for films in electronics and high-end packaging.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2011		% of Total	Six-Month Period Ended June 30, 2010	% of Total
	RMB	US$		RMB
Printing film	30,419	4,706	9.8%	28,087	14.1%
Stamping film	170,335	26,353	54.7%	122,580	61.7%
Metallization film	17,157	2,654	5.5%	12,683	6.4%
Specialty film	79,541	12,306	25.5%	24,780	12.5%
Base film for other application	14,018	2,170	4.5%	10,644	5.4%

	311,470	48,189	100.0%	198,774	100.0%

Overseas sales during the six months ended June 30, 2011 were RMB107.9 million (US$16.7 million), which accounted for 34.6% of our total net revenues, as compared with RMB36.7 million (US$5.4 million) and 18.5% in the same period in 2010, which was 194.1% higher with respect to sales compared to the same period last year. The increase in overseas sales was mainly due to the increase in the overseas market demand and the large increase of the sales prices compared to the same period of 2010.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2011			Six-Month Period Ended June 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	203,556	31,493	65.4%	162,084	81.5%
Sales in other countries	107,914	16,696	34.6%	36,690	18.5%

	311,470	48,189	100.0%	198,774	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2011	June 30, 2010
	% of total	% of total
Materials costs	81.0%	76.2%
Factory overhead	8.8%	11.7%
Energy expense	6.3%	7.8%
Packaging materials	2.6%	3.0%
Direct labor	1.3%	1.3%

Cost of goods sold during the first six months of 2011 totaled RMB243.8 million (US$37.7 million) as compared to RMB166.3 million (US$24.5 million) for the same period in the prior year. This was 46.6% higher than the same period in 2010, mainly due to the increased price of raw materials in the first six months of 2011 compared to the same period in 2010.

Gross Profit

Our gross profit was RMB67.7 million (US$10.5 million) for the first six months of 2011, representing a gross margin of 21.7%, as compared to a gross margin of 16.3% from the same period in 2010, an increase of 5.4%. This was mainly due to the significant increase of sales price during the first six months of 2011 compared with the same period in 2010.

Operating expenses

Operating expenses for the six months ended June 30, 2011 were RMB27.9 million (US$4.3 million), compared to RMB28.0 million (US$4.1 million) in the same period in 2010, which was 0.4% lower than the same period in 2010. This decrease is mainly due to the reduced class action litigation and related legal fees.

Interest Expense

Interest expense totaled RMB4.7 million (US$0.7 million) during the six months of 2011, 9.3% higher than the same period of 2010. The increase is mainly due to the increased interest rate of bank loans.

Other Income (Expense)

Our total other expense during the six-month period ended June 30, 2011 amounted to RMB3.9 million (US$0.6 million). It decreased 9.3% compared to the corresponding period of 2010, mainly due to the increase of short-term financial income.

Income Tax Benefit (expense)

Income tax expense during the first six months of 2011 was RMB6.1 million (US$0.9 million) compared to a recorded income tax benefit of RMB23,000 (US$3,000) during the same period in 2010. This increase was due to increased earnings in the first six months of 2011.

Net Income (Loss)

Net income during the first six months of 2011 was RMB29.8 million (US$4.6 million) compared to net income of 297,000 (US$ 44,000) during the same period in 2010, representing an increase of RMB29.5 million (US$4.6 million). The increase was mainly due to the increased revenue and gross margin.

Results of operations for the three-month periods ended June 30, 2011 compared to June 30, 2010

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2011	June 30, 2010
	(as % of Revenue)
Gross profit	16.4	17.8
Operating expenses	(8.9)	(15.5)
Operating income	7.5	2.4
Other income (expense)	(1.5)	(2.4)
Income tax benefit (expense)	(1.6)	0.04
Net income (loss)	4.5	(0.002)

Revenue

Net sales during the second quarter ended June 30, 2011 were RMB137.3 million (US$21.2 million), compared to RMB110.3 million (US$16.3 million), during the same period in 2010, representing a 24.5% increase, mainly due to the increase of the sales price compared to the same period in 2010.

The sales of specialty films during the second quarter ended June 30, 2011 were RMB39.6 million (US$6.1 million), reflected 28.9% of total net sales as compared to 14.7% in the same period of 2010, an increase of 14.2% compared to the same period last year. The increase was largely attributable to the increase in demand for films in electronics and high-end packaging.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2011		% of Total	Three-Month Period Ended June 30, 2010	% of Total
	RMB	US$		RMB
Printing film	16,955	2,623	12.3%	18,801	17.0%
Stamping film	69,235	10,712	50.4%	64,897	58.8%
Metallization film	6,017	931	4.4%	4,978	4.5%
Specialty film	39,637	6,132	28.9%	16,248	14.7%
Base film for other application	5,472	847	4.0%	5,395	4.9%

	137,316	21,245	100.0%	110,319	100.0%

Overseas sales during the second quarter ended June 30, 2011 were RMB43.1 million (US$6.7 million), which accounted for 31.4% of our total net revenues, as compared with RMB25.4 million (US$3.7million), and 23.0% in the same period in 2010, which was 70.1% higher in terms of sales compared to the same period last year. The increase in overseas sales was mainly due to the increase of overseas market demand and the increase of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2011			Three-Month Period Ended June 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	94,189	14,573	68.6%	84,959	77.0%
Sales in other countries	43,127	6,672	31.4%	25,359	23.0%

	137,316	21,245	100.0%	110,319	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2011	June 30, 2010
	% of total	% of total
Materials costs	79.2%	75.9%
Factory overhead	9.9%	12.0%
Energy expense	6.7%	7.7%
Packaging materials	2.8%	3.1%
Direct labor	1.4%	1.3%

Cost of goods sold during the second quarter ended June 30, 2011 totaled RMB114.8 million (US$17.8 million) as compared to RMB 90.6 million (US$ 13.4 million) for the same period in the prior year. This was 26.7% higher than the same period in 2010, mainly due to the increase in the price of the raw materials in the second quarter ended June 30, 2011 compared to the same period in 2010.

Gross Profit

Our gross profit was RMB22.5 million (US$3.5 million) for the second quarter ended June 30, 2011, representing a gross margin of 16.4%, as compared to a gross margin of 17.8% from the same period in 2010. Gross margin was decreased by 1.4% compared to the same period in 2010. This was mainly due to an increase in cost of sales during the second quarter ended June 30, 2011 compared with the same period in 2010.

Operating expenses

Operating expenses for the second quarter ended June 30, 2011 were RMB12.2 million (US$1.9 million), which was RMB4.9 million (US$0.8 million), or 28.7% lower than the same period in 2010. This decrease was mainly due to reduced class action litigation and related legal fees.

Interest Expense

Interest expense totaled RMB2.4 million (US$0.4 million) during the second quarter ended June 30, 2011, 11.1% lower than the same period of 2010. The decrease is mainly due to repayment of RMB7.0 million (US$1.0 million) of short-term bank loan.

Other Income (Expense)

Total other expense during the second quarter ended June 30, 2011 was RMB2.0 million (US$0.3 million), RMB0.7 million (US$0.1 million) lower than the same period in 2010. The decrease is primarily due to the increased interest income and decreased interest expense.

Income Tax Benefit/(expense)

The income tax expense was RMB2.2 million (US$0.3 million) during the second quarter ended June 30, 2011, compared to income tax benefit of RMB42,000 (US$ 6,000) during the same period in 2010. This increase was due to increased earnings in the second quarter of 2011.

Net Income/(Loss)

Net income during the second quarter ended of 2011 was RMB6.1 million (US$0.9 million) compared to net loss of RMB3,000 (US$400) during the same period in 2010, representing an increase of RMB6.1 million (US$0.9 million) from the same period in 2010. The increase was mainly due to the increase of revenue and gross profit, and decrease of operating expense.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From January 1, 2010 to June 30, 2011, our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions. The interest rates of borrowings from financial institutions during the periods from second quarter of 2010 to the second quarter of 2011 ranged from 0% to 7.57%.

We obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130.0 million (US$20.1 million), including: (i) RMB30.0 million (US$4.6 million) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35.0 million (US$5.4 million) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30.0 million (US$4.6 million) on May 30, 2011, maturing on April 17, 2012. The Company repaid Bank of Communications the proceeds of RMB7.0 million (US$1.0 million) at the end of January 2011. The Company repaid RMB60.0 million (US$9.3 million) and RMB70.0 million (US$10.8 million) to Bank of Communications Co. Ltd. at the end of May 2011, with respect to the loans maturing on June 7, 2011 and June 6, 2011, respectively. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of June 30, 2011, the effective interest rate is 7.57%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Dornier, Shandong Fuwei wired a € 2.0 million Euros prepayment to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB18.5 million (US$ 2.9 million) in Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of €2.0 million Euros to Shandong Fuwei, with a term starting on from April 26, 2011 to April 25, 2012, with an annual interest of 4.2725%.

We entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10.0 million (US$1.5 million), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10.0 million (US$1.5 million), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5.0 million (US$0.8 million), effective on December 2, 2008, with a maturity date of December 2, 2011.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.5 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

On June 22, 2011, Shandong Fuwei applied for a Letter of Credit from Bank of China for its production line equipment vendor - Dornier with an amount of €10.7 million Euros. As such, Shandong Fuwei deposited RMB68.5 million (US$10.6 million) into Bank of China and obtained RMB31.0 million (US$4.8 million) credit line from Bank of China. According to the Contract between Shandong Fuwei and Dornier, Dornier should deliver the equipment in a period from June to July 2012. The Letter of Credit will be paid upon shipment of the equipment from Dornier.

On July 22, Shandong Fuwei and Dornier entered into a supplementary agreement to the Contract dated March 30, 2011, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 10, 2012 and April 21, 2012, three months earlier than the original Contract delivery date. In addition, pursuant to the supplementary agreement, there were certain modifications to design of the production line in addition to changes in the total price of the production line which was increased by €402,800 Euros and the total contract price was increased to €16.85 million Euros (US$24.2 million).

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows used in operating activities for the six months ended June 30, 2011 was RMB9.4 million (US$3.0 million) compared to net cash flows provided by operating activities of RMB17.2 million (US$ 2.6 million) for the six months ended June 30, 2010, which is a decrease of RMB26.6 million (US$4.1 million). This decrease in cash flows from operating activities was attributable primarily to the increase in other receivables and decrease in advance from customers.

Working Capital

As of June 30, 2011 and December 31, 2010, we had working capital of RMB69.1 million (US$10.7 million) and RMB47.1 million (US$7.1 million), respectively. Working capital increased RMB22.0 million (US$3.4 million), or 46.7% compared to the same period in the prior year. We have short-term bank loans RMB173.5 million (US$26.8 million) in the short-term current liability.  We will repay RMB5.0 million (US$0.8 million) of short-term loans at maturity date on December 2, 2011 and RMB20.0 million (US$3.1 million) at maturity date on January 12, 2012.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2011 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	126	126	-	-	-
Purchase obligations	114,690	114,690	-	-	-

Total	114,816	114,816	-	-	-

Exhibit Index

Exhibit No.	Description
4.1	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011
4.2	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011
4.3	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 25, 2011
4.4	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 30, 2011
4.5	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated April 26, 2011.
99.1	Press Release dated August 10, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: August 10, 2011